SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
November 7, 2007

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
(Address of principal executive offices)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE

On November 7, 2007, the Registrant issued a press release announcing its results for the third quarter of 2007. The related press release is attached hereto as Exhibit 99.1. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

    c.   Exhibits

      Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 8, 2007   HOME PROPERTIES, INC.
             (Registrant)

By: /s/ David P. Gardner
       David P. Gardner
       Executive Vice President and
       Chief Financial Officer

EXHIBIT 99



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2007 RESULTS

ROCHESTER, NY, November 7, 2007 – Home Properties (NYSE:HME) today released financial results for the third quarter ending September 30, 2007. All results are reported on a diluted basis.

"Home Properties again expects to achieve a record level of Funds from Operations per share in 2007 and 2008," said Home Properties' President and CEO Edward J. Pettinella. "Completion of the utility cost recovery programs, savings from the installation of web-based property management software and the expected revenue increase from a yield management system will benefit future results, enabling the Company to achieve superior performance in a moderating operating environment."

Earnings per share ("EPS") for the quarter ended September 30, 2007 was $0.84, compared to $0.30 for the quarter ended September 30, 2006, due to a $27.9 million (before the allocation of minority interest) or $0.59 per share gain on sale of real estate in the current quarter. EPS for the nine months ended September 30, 2007 was $1.25, compared to $0.77 for the nine months ended September 30, 2006. The year-over-year increase of $0.48 per share is primarily attributable to the $0.59 per share impact of the gain on sale of real estate described above.

For the quarter ended September 30, 2007, Funds From Operations ("FFO") was $39.5 million, or $0.84 per share, compared to $39.3 million, or $0.83 per share, for the quarter ended September 30, 2006. FFO for the nine months ended September 30, 2007 was $2.42 per share, compared to $2.30 in the year-ago period. Excluding the non-cash charge of $0.04 in the 2007 first quarter related to costs associated with the initial offering of the Series F preferred shares which were redeemed, Operating FFO for the nine months was $2.46, a 6.7% increase over the same period results in 2006. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Third Quarter Operating Results

For the third quarter of 2007, same-property comparisons (for 110 "Core" properties containing 32,910 apartment units owned since January 1, 2006) reflected an increase in total revenues of 2.4% compared to the same quarter a year ago. Net operating income ("NOI") increased by 3.8% from the third quarter of 2006. Property level operating expenses increased by 0.3% for the quarter, primarily due to increases in water and sewer costs, personnel expense, property insurance and real estate taxes which were offset by a reduction in repairs and maintenance expenses. Second and third quarter increases to property insurance reserves, were largely due to costs associated with claims, which the Company expects will be recovered as counterclaims are settled in the Company's favor in future periods.

The higher level of general and administrative expenses in the 2007 third quarter compared to the Company's prior guidance was largely due to one-time costs incurred in pursuing a transaction that was not completed.

Average physical occupancy for the Core properties was 95.0% during the third quarter of 2007, an increase of 0.3% over the third quarter of 2006. Rental revenue, including utility reimbursements, increased 2.8% compared to the year-ago period.

On a sequential basis, compared to the 2007 second quarter results for the Core properties, total revenues were down 0.7% in the third quarter of 2007, expenses were down 2.6% and net operating income was up 0.4%. The total revenue decrease in the third quarter compared to the second quarter represents typical seasonality from lower utility recovery revenues. Quarterly natural gas recovery income fluctuates considerably, with the third quarter the lowest of the year. Looking solely at base rent, excluding utility income, average rental rates were up 1.1% sequentially and base rental income was up 0.7%. Average physical occupancy held steady at 95.0%.

Occupancies for the 4,560 apartment units acquired/developed between January 1, 2006 and September 30, 2007 (the "Recently Acquired Communities") averaged 94.6% during the third quarter of 2007.

Year-to-Date Operating Results

For the nine months ended September 30, 2007, same-property comparisons for the Core properties reflected an increase in total revenues of 4.1%, resulting in a 5.5% increase in net operating income compared to the first nine months of 2006. Property level operating expenses increased by 2.2%, primarily due to increases in personnel expense, property insurance expense, real estate taxes and snow removal costs, partially offset by lower repairs and maintenance expenses.

Average physical occupancy for the Core properties was 94.8% during the first nine months of 2007, identical to a year ago, with average monthly rents, including utility reimbursements, rising 4.4%.

The yield on the Recently Acquired Communities during the first nine months of 2007 averaged 6.9% on an annualized basis (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels). This compares to the first year underwriting expectations of 6.4%.

Acquisitions and Dispositions

There was one acquisition after the third quarter close and three dispositions during the 2007 third quarter. Amounts included in discontinued operations are associated with the 2007 dispositions.

On November 1, 2007, the Company acquired Dunfield Townhomes, a 312-unit apartment community located in White Marsh, MD for $34.6 million, including closing costs, which equates to approximately $111,000 per apartment unit. Consideration for the purchase included the assumption of an existing $13.1 million fixed rate mortgage at an interest rate of 5.25% maturing on March 1, 2028, $10.2 million of cash and $11.3 million of Operating Partnership units ("OP units"). For purposes of determining the number of OP units issued, a value of $62.17 per unit was set. The weighted average first year capitalization rate expected on this acquisition is 6.5% after allocating 3.0% of rental revenues for management and overhead expenses and before normalized capital expenditures.

During the third quarter of 2007, the Company closed on three separate sale transactions, with a total of 775 units, for $90.6 million. A gain on sale of approximately $28 million, before the allocation of minority interest, was recorded in the third quarter related to these sales. The weighted average first year capitalization rate projected on these dispositions is 5.9%.

Capital Markets Activities

As of September 30, 2007, the Company's ratio of debt-to-total market capitalization was 46.9% (based on the September 28, 2007 stock price of $52.18 to determine equity value), with no outstanding balance on its $140 million revolving credit facility and $23.2 million of unrestricted cash on hand. Total debt of $2.2 billion was outstanding, at rates of interest averaging 5.6% and with staggered maturities averaging approximately seven years. Approximately 98.7% of total indebtedness is at fixed rates. Interest coverage averaged 2.4 times during the quarter and the fixed charge ratio averaged 2.3 times during the quarter.

During the third quarter of 2007, the Company repurchased 317,700 of its common shares for $15.7 million, or a weighted average price of $49.56 per share. Through the end of the third quarter, the total shares repurchased during 2007 were approximately 426,700 shares for $21.7 million, or a weighted average price of $50.95 per share. As of September 30, 2007, the Company has Board authorization to buy back up to approximately 2.2 million additional shares of its common stock or OP units.

Outlook

For 2007, the Company has decreased its prior guidance based only on lower actual third quarter results compared to the original range of guidance and now expects Operating FFO per share to be between $3.25 and $3.28 per share, which will produce Operating FFO per share growth of 6.0% to 6.9% when compared to 2006 results. This guidance range reflects management's current assessment of economic and market conditions. The Series F Perpetual Preferred shares were redeemed at the end of the first quarter 2007, and the Company incurred a charge to FFO of $1.9 million for the original issuance costs, or $0.04 per share. This charge is reported in FFO per share results but has been excluded from Operating FFO.

The guidance for the fourth quarter of 2007 is reaffirmed without change and is expected to be between $0.80 and $0.83.

Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through November 14, 2007, by dialing 800-633-8284 or 402-977-9140 and entering 21319516. The Company webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of our Web site, homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 127 communities containing 38,943 apartment units. Of these, 37,793 units in 125 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

Third Quarter Results:	Avg. Physical Occupancy[a]		3Q '07	3Q '07 vs. 3Q '06 % Growth			
	3Q '07	3Q '06	Average Monthly Rent / Occ Unit	Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.0%	94.7%	$1,108	2.2%	2.4%	0.3%	3.8%
Acquisition Properties[c]	94.6%	NA	$1,109	NA	NA	NA	NA
TOTAL PORTFOLIO	94.9%	94.7%	$1,108	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD '07	YTD '07 vs. YTD '06 % Growth			
	YTD '07	YTD '06	Average Monthly Rent / Occ Unit	Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	94.8%	94.8%	$1,098	2.4%	4.1%	2.2%	5.5%
Acquisition Properties[c]	94.1%	NA	$1,110	NA	NA	NA	NA
TOTAL PORTFOLIO	94.7%	94.8%	$1,099	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rates.

[b] Core Properties includes 110 properties with 32,910 apartment units owned throughout 2006 and 2007.

[c] Reflects 14 properties with 4,560 apartment units acquired/developed subsequent to January 1, 2006.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Rental income	$ 118,108	$ 103,531	$ 349,408	$ 305,075
Property other income	8,038	7,098	28,274	19,580
Interest income	396	553	1,686	763
Other income	229	1,692	1,062	2,713
Total revenues	126,771	112,874	380,430	328,131
Operating and maintenance	51,151	44,632	157,731	137,991
General and administrative	6,159	5,607	17,630	16,703
Interest	29,629	26,373	89,605	78,181
Depreciation and amortization	28,044	23,638	82,725	68,447
Total expenses	114,983	100,250	347,691	301,322
Income from operations	11,788	12,624	32,739	26,809
Minority interest in Operating Partnership	(3,354)	(3,237)	(8,454)	(6,866)
Income from continuing operations	8,434	9,387	24,285	19,943
Discontinued operations				
Income from operations, net of minority interest	186	2,524	1,555	7,448
Gain (loss) on disposition of property, net of minority Interest	19,995	(200)	19,747	2,161
Discontinued operations	20,181	2,324	21,302	9,609
Net Income	28,615	11,711	45,587	29,552
Preferred dividends	-	(1,350)	(1,290)	(4,050)
Redemption of preferred stock	-	-	(1,902)	-
Net income available to common shareholders	$ 28,615	$ 10,361	$ 42,395	$ 25,502
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 28,615	$ 10,361	$ 42,395	$ 25,502
Real property depreciation and amortization	27,453	24,477	82,623	74,016
Minority Interest	3,354	3,237	8,454	6,866
Minority Interest – income from discontinued operations	74	1,017	626	3,491
Loss (gain) on disposition of property, net of minority Interest	(19,995)	200	(19,747)	(2,161)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	-	2,970
FFO - basic [1]	$ 39,501	$ 39,292	$ 114,351	$ 110,684

[1]   Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
FFO – basic	$ 39,501	$ 39,292	$ 114,351	$ 110,684
Preferred dividends - convertible preferred stock [2]	-	-	-	-
FFO – diluted	$ 39,501	$ 39,292	$ 114,351	$ 110,684
FFO – basic	$ 39,501	$ 39,292	$ 114,351	$ 110,684
Preferred dividends - convertible preferred stock	-	-	-	-
Redemption of Series F Preferred stock	-	-	1,902	-
FFO - operating [4]	$ 39,501	$ 39,292	$ 116,253	$ 110,684
FFO – basic	$ 39,501	$ 39,292	$ 114,351	$ 110,684
Preferred dividends - convertible preferred stock	-	-	-	-
Recurring non-revenue generating capital expenses	(7,155)	(5,097)	(21,482)	(16,486)
AFFO [5]	$ 32,346	$ 34,195	$ 92,869	$ 94,198
FFO – operating	$ 39,501	$ 39,292	$ 116,253	$ 110,684
Recurring non-revenue generating capital expenses	(7,155)	(5,097)	(21,482)	(16,486)
AFFO - operating	$ 32,346	$ 34,195	$ 94,771	$ 94,198
Weighted average shares/units outstanding:				
Shares – basic	33,382.4	33,336.3	33,222.5	32,526.8
Shares – diluted	33,973.1	34,103.6	33,951.8	33,145.7
Shares/units – basic [3]	46,710.4	46,765.2	46,611.7	47,495.8
Shares/units – diluted [3]	47,301.1	47,532.5	47,341.0	48,144.6
Per share/unit:				
Net income – basic	$ 0.86	$ 0.31	$ 1.28	$ 0.78
Net income – diluted	$ 0.84	$ 0.30	$ 1.25	$ 0.77
FFO – basic	$ 0.85	$ 0.84	$ 2.45	$ 2.33
FFO – diluted	$ 0.84	$ 0.83	$ 2.42	$ 2.30
Operating FFO – diluted, before preferred stock redemption [4]	$ 0.84	$ 0.83	$ 2.46	$ 2.30
AFFO [5]	$ 0.68	$ 0.72	$ 1.96	$ 1.96
Operating AFFO – before preferred stock redemption [4] [5]	$ 0.68	$ 0.72	$ 2.00	$ 1.96
Common Dividend paid	$ 0.65	$ 0.64	$ 1.95	$ 1.92

[2]   There was no convertible preferred stock outstanding during the periods presented.

[3]   Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4]   Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5]   Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $760 and $525 per apartment unit in 2007 and 2006, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	September 30, 2007	December 31, 2006
Land	$ 512,210	$ 493,017
Construction in progress, including land	52,674	1,409
Buildings, improvements and equipment	3,077,049	2,957,336
	3,641,933	3,451,762
Accumulated depreciation	(521,363)	(450,129)
Real estate, net	3,120,570	3,001,633
Cash and cash equivalents	23,153	118,212
Cash in escrows	30,171	74,069
Accounts receivable	10,244	9,287
Prepaid expenses	18,402	15,059
Deferred charges	12,435	13,619
Other assets	6,009	8,539
Total assets	$ 3,220,984	$ 3,240,418
Mortgage notes payable	$ 1,962,647	$ 1,924,313
Exchangeable senior notes	200,000	200,000
Line of credit	-	-
Accounts payable	19,460	20,797
Accrued interest payable	12,814	10,473
Accrued expenses and other liabilities	25,152	24,697
Security deposits	23,102	21,979
Total liabilities	2,243,175	2,202,259
Minority interest	280,999	282,542
Stockholders' equity	696,810	755,617
Total liabilities and stockholders' equity	$ 3,220,984	$ 3,240,418
Total shares/units outstanding:		
Common stock	33,359.4	33,103.2
Operating partnership units	13,288.1	13,290.4
	46,647.5	46,393.6

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237